May 20, 2014	Heath D. Linsky 404-504-7691 hlinsky@mmmlaw.com www.mmmlaw.com

VIA FEDEX

Ms. Jennifer Gowetski, Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

RE:	Carter Validus Mission Critical REIT II, Inc.
Amendment No. 3 to Form S-11
Filed May 9, 2014
File No. 333-191706

Dear Ms. Gowetski:

On behalf of Carter Validus Mission Critical REIT, II, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-effective Amendment No. 4 (the “Amendment”) to its Registration Statement on Form S-11 filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 20, 2014 (Registration No. 333-191706), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated May 15, 2014. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus (the “Prospectus) as revised and included in the Amendment. The numbered paragraphs below correspond to the numbered paragraphs in the Commission’s letter.

On behalf of the Issuer, we respond to the specific comments of the Staff as follows:

Experts, page 187

Comment No. 1. In regard to your change in independent registered public accounting firm, please provide the disclosures required per Item 304 of Regulation S-K, including an Exhibit 16 letter.

Response: The Issuer has revised the disclosure under the section captioned “Experts” beginning on page 187 of the prospectus in response to the Staff’s comment. In addition, an Exhibit 16 letter is filed with the Amendment.

Phone: 404.233.7000  |  www.mmmlaw.com

1600 Atlanta Financial Center  |  3343 Peachtree Road, NE  |  Atlanta, Georgia 30326

Atlanta    •    Beijing    •    Raleigh-Durham    •    Savannah     •    Taipei    •    Washington, DC

Ms. Jennifer Gowetski

May 20, 2014

Thank you for your consideration of the Issuer’s response to the Staff’s comment. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7691.

Sincerely,

/s/ Heath D. Linsky Heath D. Linsky

cc: Lisa Drummond, Chief Operating Officer

      Todd Sakow, Chief Financial Officer